Exhibit 2.1

ADDENDUM to

Share Purchase and Transfer Agreement

Between

CHRISTIAN UNTERSEER (Seller 1)

CUTV GmbH (Seller 2)

CUNEO AG (Seller 3)

And

BRAND ENGAGEMENT NETWORK, INC. (Buyer)

Whereas, the Parties have entered into a Share Purchase and Transfer Agreement dated 29 October 2024 (“SPA”) which provides in Section 12.4.2 for the Parties’ right to withdraw from the SPA if certain conditions have not been met or certain actions not been taken.

Whereas, the financing conditions for the Transaction have changed and require an undertaking by Sellers, the rescission of an assignment by Seller 1 and Seller 3 as well as the waiver by Sellers of certain approval rights pursuant to the SPA.

Now therefore, the Parties agree to the following Addendum to the SPA (“Addendum”):

1.	Partial Down Payment of Cash Consideration

Buyer agrees to pay to Sellers the amount of USD 350.000,00 (in words: Three Hundred and Fifty Thousand US Dollar) payable five (5) Business Days after signature of this Addendum; Buyer shall submit a payment receipt to Seller 1 by e-mail as proof that payment has been made on time. Such payment shall be (a) made to the account of Seller 1, (b) allocated by Seller 1 among all Sellers in accordance with Section 7.1, and (c) be treated by the Parties as partial down payment of the Cash Consideration owed by Buyer pursuant to Section 6.1.3 (“Down Payment 1”) in case of Closing.

2.	Temporary Suspension of Sellers’ Right to Withdraw

Sellers hereby temporarily suspend their right to withdraw from the SPA pursuant to Section 12.4.2 until 28 February 2025, unless Buyer fails to pay the Down Payment 1 within five (5) Business Days after signature of this Addendum. Sellers will further suspend such right to withdraw for periods of one (1) month each, provided that Buyer pays further down payments in installments of USD 100.000,00 (in words: One Hundred Thousand US Dollar) to Seller 1, to be allocated by Seller 1 among all Sellers in accordance with Section 7.1 and be treated by the Parties as further partial down payment(s) of the Cash Consideration owed by Buyer pursuant to Section 6.1.3 (each an “Additional Down Payment”). The first of such Additional Down Payments shall be made by 28 February 2025, covering the period until 31 March 2025. The second of such Additional Down Payments shall be made by 31 March 2025, covering the period until 30 April 2025. For the avoidance of doubt, Buyer shall not be obliged to make any Additional Down Payment. Sellers’ right to withdraw from the SPA pursuant to Section 12.4.2 shall re-enter into force upon either (a) failure of Buyer to pay Down Payment 1 or any Additional Down Payment when due, or (b) on 30 April 2025, whichever is earlier.

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3.	Sellers’ Undertaking to Implement the Percentage of Completion Method

Sellers shall use their best efforts to coordinate and to cause the Company to jointly work with Buyer and Buyer’s financial advisors towards the implementation of the percentage of completion method to the Company’s accounting for past and current customer projects. The Parties shall use best efforts to implement such accounting method for the Company after signature of this Addendum in order to be able to obtain the Company’s annual financial statement for the calendar year 2024, and future financial quarters on a go forward basis as soon as reasonably possible. For the avoidance of doubt, the Company’s financial statement for the calendar year 2024 will be prepared in accordance with applicable laws and with generally accepted accounting principles specified therein, applied on a consistent basis through the past financial years in instruction by the Sellers.

4.	Rescission of Seller 1’s and Seller 3’s Assignment of Part of the Equity Consideration to Cash

Seller 1 and Seller 3 have notified Buyer on 31 January 2025 that they exercise their right to assign the Equity Consideration in the amount of USD 3,000,000 (in words: Three Million Dollars) to cash payable to the Notary’s Escrow Account at the Scheduled Closing Date instead of Consideration Shares as set forth in Section 6.1.4c). Seller 1 and Seller 3 hereby rescind such notification and the assignment of part of the Equity Consideration to cash pursuant to Section 6.1.4c). The Parties hereby agree that Seller 1 and Seller 3 will be put in the same position as set forth in Section 6.1.4c) as if they had not yet exercised such right and will still be entitled to do so before Closing.

5.	Waiver of Sellers’ Right to Approve the Financing of the Transaction

Pursuant to Section 11.2.2 the Parties hereby waive in part the Closing Condition set forth in Section 11.1f) and agree that Sellers’ right to approve the financing relating to the Transaction shall be waived.

6.	Set-off Obligation of Sellers

Should the Sellers, upon Buyer’s failure to pay or expiry of 30 April 2025 as set forth in Clause 2, or for other reasons withdraw from the SPA pursuant to Section 12.4.2 or should the SPA terminate otherwise before Closing, Sellers shall set off any claims Sellers may have pursuant to Section 12.4.2 (i.e., Sellers’ potential claims of (a) compensation for all reasonable legal and other professional fees, costs and expenses and/or (b) a penalty in the amount of USD 350.000,00 (in words: Three Hundred and Fifty Thousand US Dollar)) against Down Payment 1 and any Additional Down Payment. The remaining amount shall not be repayable to Buyer; it is considered by the Parties as a penalty for the suspension of Sellers’ right to withdraw and as a consideration for Sellers’ undertaking, rescission and waiver as set forth in Clauses 3, 4 and 5. For the avoidance of doubt, Buyer’s right to withdraw from the SPA pursuant to Section 12.4.2 shall not be impeded by this Addendum and Down Payment 1 and any Additional Down Payment(s) shall not be repayable should Buyer withdraw from the SPA pursuant to Section 12.4.2.

7.	Governing Law

This Addendum shall be construed in accordance with, and governed by, German Law, excluding the German conﬂict of Law rules and excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG).

8.	Continued Validity of the SPA

Unless expressly otherwise provided in this Addendum, (a) all provisions of the SPA shall continue in full force and effect, (b) any reference to a Section is a reference to a Section in the SPA, and (c) all definitions set forth in the SPA shall also apply to this Addendum.

[Signature Page Follows]

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Signatures

	Christian Unterseer		CUTV GmbH

Date:	06/02/2025	Date:	06/02/2025
		Name:	Christian Unterseer
Position:

	CUNEO AG		Brand Engagement Network, Inc.

Date:	05/02/2025	Date:	02/06/2025
Name:	Michael Wolfle	Name:	Walid Khiari
Position:		Position:	CFO/COO

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